On January 26, 2018, Fidelity Advisor Series Short-Term Credit Fund, transferred all of its shares to Fidelity Series Short-Term Credit Fund, a series of Fidelity Salem Street Trust, solely in exchange for shares of Fidelity Series Short-Term Credit Fund and the assumption by Fidelity Series Short-Term Credit Fund of Fidelity Advisor Series Short-Term Credit Fund’s liabilities, and such shares of Fidelity Series Short-Term Credit Fund were distributed constructively to shareholders of Fidelity Advisor Series Short-Term Credit Fund in complete liquidation and termination of Fidelity Advisor Series Short-Term Credit Fund.  The transaction was approved by the Board on November 15, 2017.